UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Jiayuan.com International Ltd.

(Name of Issuer)

Ordinary shares, par value US$0.001 per share

(Title of Class of Securities)

477374 102

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 477374 102

1.	Names of Reporting Persons Fame Gain Investments Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 10,426,711 ordinary shares

	6.	Shared Voting Power

	7.	Sole Dispositive Power 10,426,711 ordinary shares

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,426,711 ordinary shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 21.7%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons Yongqiang Qian

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 10,676,711 ordinary shares

	6.	Shared Voting Power

	7.	Sole Dispositive Power 10,676,711 ordinary shares

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,676,711 ordinary shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 22.2%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Jiayuan.com International Ltd.
	(b)	Address of Issuer’s Principal Executive Offices Room 1005, Changxin Building No. 39 Anding Road Chaoyang District, Beijing, People’s Republic of China

Item 2.
	(a)	Name of Person Filing Fame Gain Investments Limited Yongqiang Qian
(b)

Address of Principal Business Office or, if none, Residence
Fame Gain Investments Limited:

Kingston Chambers

P.O. Box 173

Road Town, Tortola

British Virgin Islands

Yongqiang Qian:

Room 1005, Changxin Building

No. 39 Anding Road

Chaoyang District, Beijing,

People’s Republic of China

	(c)	Citizenship Fame Gain Investments Limited – British Virgin Islands Yongqiang Qian – People’s Republic of China
	(d)	Title of Class of Securities Ordinary shares
	(e)	CUSIP Number 477374 102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________
Not applicable.

Item 4.	Ownership
The following information with respect to the ownership of the ordinary shares of Jiayuan.com International Ltd. (the “Issuer”) by each of the reporting persons is provided as of December 31, 2012:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:

Fame Gain Investments Limited	10,426,711	21.7%	10,426,711	0	10,426,711	0

Yongqiang Qian	10,676,711	22.2%	10,676,711	0	10,676,711	0

The 10,426,711 ordinary shares beneficially owned by Fame Gain Investments Limited include (i) 8,926,711 ordinary shares held by Fame Gain Investments Limited; and (ii) 1,000,000 restricted American depositary shares held by Fame Gain representing 1,500,000 ordinary shares.  Fame Gain Investments Limited is 100% owned by Mr. Yongqiang Qian.

Pursuant to Section 13(d) of the Securities and Exchange Act of 1934, as amended, Mr. Yongqiang Qian may be deemed to be the beneficial owner of the 10,426,711 ordinary shares of the Issuer held by Fame Gain Investments Limited.  Mr. Yongqiang Qian also holds share options for 250,000 ordinary shares of the Issuer which are exercisable within 60 days after December 31, 2012.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2013

Yongqiang Qian

	By:	/s/ Yongqiang Qian
	Name:	Yongqiang Qian

Fame Gain Investments Limited

/s/ Yongqiang Qian
	Name:	Yongqiang Qian
	Title:	Director

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement